Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Continues Realigning Process to Position It for Future Growth:
Announces Product Mix, Financing and Team Changes

Tel Aviv, Israel – December 13, 2012 – RiT Technologies (NASDAQ: RITT) today announced that it has recently taken additional steps for realigning the Company and better position it for the planned achievement of  growth and profitability in the future.

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Discontinuation of legacy Carrier product line:

With the goal of focusing the Company’s resources fully on the development, sales and marketing of its high-potential IIM (Intelligent Infrastructure Management) and IWON (Indoor Wireless Optical Network) product lines, the Company has discontinued its legacy Carrier product line. As a result, the Company will record an inventory write-off totaling approximately $0.75 million in its fourth quarter financial results.

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Strengthening of capital structure through debt-to-equity conversion transaction:

With the goal of strengthening the Company’s capital structure, STINS COMAN Inc., (“STINS COMAN”), The Company's principal shareholder, has signed with the Company a private Share Purchase Agreement for  converting an outstanding loan in the amount of approximately $3.8 million into 1,119,743 of the Company’s ordinary shares at an approximate average price of $3.42 per share. This transaction is an addition to the previous conversions completed and announced in the past and is being executed under the terms stipulated in the Loan Agreement between RiT and STINS COMAN dated June 11, 2009, as amended. The completion of this transaction is subject to customary conditions, and the issuance of shares is expected to take place in the end of December 2012. Upon completion, STINS COMAN’s holding will rise to approximately 85% of the Company’s voting power.

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Appointment of Elan Yaish as new CFO following resignation of Eli Gendler:

Following the resignation of Mr. Eli Gendler, RiT’s CFO, the Company has appointed Mr. Elan Yaish as its new CFO. A veteran financial professional, since 2006 Mr. Yaish has provided business, management and financial advisory services as an independent consultant to leading publicly-traded and privately-held companies, while also serving from 2010 to 2012 as CFO of Goji Ltd. Previously, Mr. Yaish served in a number of senior financial roles, including as CFO and VP Finance of Manchester Technologies, Inc., Assistant VP Finance of Comverse Technology, Inc. and VP Finance and Controller of Trans-Resources, Inc. Mr. Yaish began his career at Deloitte & Touche LLP. He is a licensed CPA in New York and a member of the AICPA and NYSSCPA.

Commenting on the news, Dr. Vadim Leiderman, RiT’s President and CEO, said, “These important steps are additional incremental steps for returning the Company to growth and profitability expected in the future and based on totally unique, high-potential existing/in development product lines.

“I would like to take this opportunity to thank Eli Gendler for his services as CFO and to wish him well in his future endeavors, while also welcoming Elan Yaish, a qualified and experienced senior financial executive, to the RiT team. In addition, as so many times before, I would like to express our gratitude to STINS COMAN, the driving force behind RiT’s, who is supporting our shift to address the phenomenal worldwide networking markets. We are grateful for their continued confidence as we move forward with our plans.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX by increasing efficiency and improving automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we mention the plan to achieve growth and profitability we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Vadim Leiderman, President and CEO
+972-77-270-7200
vadim.leiderman@rittech.com